SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Results – 2Q11” dated on July 27, 2011

(*) Excluding the sale of Portugal Telecom shares in the 2Q10 and the consolidation of the year-to-date results of TVA´s business in the 2Q11.
Notes: (1) yoy: annual evolution and (2) qoq: quarterly evolution.

Telecomunicações de São Paulo S/A – TELESP (BM&FBOVESPA: TLPP3 and TLPP4, NYSE: VIV), discloses today its consolidated results for the second quarter of 2011, presented in accordance with international financial reporting standards (IFRS) and with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee, effective on December 31, 2010. For comparative purposes, the 1Q11, 2Q10, YTD 2011 and 2010 figures were prepared on a combined basis. Totals are subject to differences due to rounding up or down. The following direct and indirect subsidiaries are consolidated in the Company: Vivo Participações S.A., Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreend. S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações. The year-to-date results of the TVA pay TV business were consolidated in June 2011. In order to facilitate models adequacy, the combined and non-audited income statement with Vivo for 2010 can be accessed in Annex 1 of this report.

Mobile net revenues grew by 13.9% over 2Q10, excluding intercompany eliminations. Net service revenues increased by 15.1% yoy and 14.9% in the first half of 2011 compared to the first half of 2010. Service revenue evolution shows an accelerated growth in the last four quarters.

by incentives to use this service through smartphones and modems. Revenues from P2P messaging grew by 28.6% in the year, due to the ongoing promotions encouraging SMS use.

Fixed net revenue experienced an annual increase of 8.1% without intercompanies eliminations. This growth was mainly impacted by the consolidation of TVA’s pay TV business in 2Q11, which represented revenues of R$77.4 million in the period.

Total operating costs, excluding depreciation and amortization, came to R$5,168.6 million in 2Q11, 5.4% up on the same period last year, but lagging revenue growth of 6.7%.

Telefónica | vivo

Earnings Release - 2Q11
Telecomunicações de São Paulo S/A - TELESP
São Paulo, July 27, 2011

NET INCOME

Net income grows by 30.0% over 2Q10.

Net Income totaled R$1,149.4 million in 2Q11, 30.0% up on 2Q10, reflecting the improved operating performance and financial result. Year-to-date net income stood at R$2,277.9 million, corresponding to a growth of 45.9%. The positive results obtained in recent quarters underline the consistent management of all the factors making up the result.

884
256
(28)
109
(72)
1,149
2Q10 Net Result
EBITDA
D&A
Financial Result
Taxes
2Q11 Net Result

CAPEX

CAPEX - FIXED AND MOBILE

R$ million	Consolidated 2Q11	Combined 1Q11	Combined 2Q10	Accumulated Combined 2011	2010
Network	705.0	480.4	669.2	1,185.4	1,195.8
Technology / Information System	164.9	137.7	163.0	302.7	220.6
Products and Services, Channels, Administrative and others	979.6	94.7	118.0	1,074.3	220.1
Total	1,849.4	712.9	950.2	2,562.3	1,636.5

Signature of the licenses of authorization impacted Capex by R$811.8 million in the quarter.

Capex totaled R$1,849.4 million in 2Q11, higher than in compared periods, due to the May 2011 signature of the authorization letter for the licenses acquired by Vivo in Anatel's December 2010 auction, totaling R$811.8 million. In line with its commitment to offering the best service quality on the market, the Company concentrates its investments in information technology and increasing the capacity and quality of its network, as well as in commercial activities to support the growth of the customer base, especially through sales channels and lease of handsets in order to capture and retain clients. First-half investments totaled R$2,562.3 million.

Accumulated Capex over net operating revenues remained stable yoy, reaching 10.8% in the first semester of 2011.

Earnings Release - 2Q11
Telecomunicações de São Paulo S/A - TELESP
São Paulo, July 27, 2011

INDEBTEDNESS

LOANS AND FINANCING

(R$ million)

June 2011						
Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total
Local currency						
BNDES	UR TJLP	TJLP + 1.73% until 4.3%	Until 2015	725.6	1,855.6	2,581.2
BNDES	R$	4.5% until 5.5%	Until 2020	5.7	144.3	150.0
BNB	R$	10.00%	Until 2016	102.9	379.2	482.1
Debêntures	R$	106% until 112% of CDI	Until 2013	366.3	738.0	1,104.3
Debêntures	R$	IPCA + 0.5% until IPCA + 7%	Until 2021	5.5	145.3	150.8
Others	-	-	Until 2018	1.5	2.2	3.8
Foreign currency						
BEI	US$	4.18% and 4.47%	Until 2015	23.8	559.8	583.6
Mediocrédito	US$	1.75%	Until 2014	4.9	9.0	13.9
Law 4131	US$	1.60% until 2.16%	2011	654.3	0.0	654.3
Emission cost					(2.6)	(2.6)
Total				1,890.4	3,830.8	5,721.2

SCHEDULE OF OBLIGATIONS

(R$ million)

June 2011	
Year	Amount
2012	536.1
2013	1,506.7
2014	963.9
2015	625.7
After 2016	198.4
Total	3,830.8

NET FINANCIAL DEBT

R$ million	June'11	March'11	June'10
Short-term Debt	1,890.4	1,780.1	1,413.5
Long-term Debt	3,830.8	4,389.0	5,208.8
Total Debt	5,721.2	6,169.1	6,622.3
Cash and cash equivalents	(2,660.0)	(4,252.7)	(2,360.4)
Net derivatives position	152.5	63.4	(295.0)
Net debt	3,213.8	1,979.8	3,967.0
Net debt/Ebitda	0.27	0.18	0.36

R$ million
Indebtedness
8,000
6,000
4,000
2,000
0
Jun-10
-19.0%
Jun-11
ST 21%
LT 79%
Jun-10
-13.6%
Jun-11
ST 33%
LT 67%
Total Debt
Net Debt
Net Debt
Total Debt

The Company closed 2Q11 with gross debt of R$5,721.2 million, 21.9% of which denominated in foreign currency. The debt's foreign exchange exposure is 100% protected by hedge transactions. Net debt totaled R$3,213.7 million in June 2011, a reduction over 2Q10, mainly explained by debt amortization and repurchase of Vivo´s debentures in the period.

Earnings Release - 2Q11
Telecomunicações de São Paulo S/A - TELESP
São Paulo, July 27, 2011

Capital Markets

TLPP3 and TLPP4 appreciated by 11.5% and 15.7%, respectively, in the quarter, versus a 9.0% decline for the Ibovespa index.

Telesp's common (ON) and preferred (PN) shares are traded on the Securities, Commodities and Futures Exchange (BM&FBOVESPA) under the respective tickers TLPP3 and TLPP4. It also has ADRs traded on the NYSE, under the symbol VIV.

TLPP3 and TLPP4 closed the quarter at R$41.55 and R$45.40, respectively, recording quarterly appreciation of 11.5% and 15.7%, versus a 9.0% decline for the Bovespa Index (Ibovespa). The Company's ADRs ended the quarter at US$29.70, up by 20.6%, while the Dow Jones dropped 0.8%.

In the second quarter, daily traded volume averaged R$1,039.5 thousand for TLPP3 and R$19,010.2 thousand for TLPP4, while ADR daily traded volume averaged US$11,038.9 thousand.

The graph below shows share performance over the last 12 months.

Telesp's Stocks Performance
(Base 100 on June 30, 2010)
155
120
85
Jun-10
Aug-10
Oct-10
Dec-10
Feb-11
Apr-11
Jun-11
VIV
TLPP4
Dow Jones
TLPP3
Ibovespa

Dividends

Practice of distribution close to 100% of adjusted net income as dividends.

As established in the Company's Bylaws, Telesp must distribute dividends equivalent to at least 25% of adjusted annual net income, provided such funds are available. Holders of preferred shares are entitled to an amount 10% higher than that attributed to common shareholders. Vivo's Bylaws also required the payment of at least 25% of adjusted net income as dividends.

Dividends declared by the Companies in 2010 and 2011 are shown in the following tables:

11

Earnings Release - 2Q11
Telecomunicações de São Paulo S/A - TELESP
São Paulo, July 27, 2011

Vivo

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends	3/31/11	3/31/11	1,051.9	1,051.9	ON	2.632505	2.632505	Until 12/21/11
					PN	2.632505	2.632505	
Dividends	3/31/11	3/31/11	1,051.9	1,051.9	ON	2.632505	2.632505	5/20/11
					PN	2.632505	2.632505	

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital	12/17/10	12/30/10	110.0	93.5	ON	0.275282	0.233990	Until 12/21/11
					PN	0.275282	0.233990	
Interest on Own Capital	12/17/10	12/30/10	110.0	93.5	ON	0.275282	0.233990	5/20/11
					PN	0.275282	0.233990	
Interest on Own Capital	12/15/09	12/30/09	52.1	44.2	ON	0.130303	0.110758	10/25/10
					PN	0.130303	0.110758	
Interest on Own Capital	12/15/09	12/30/09	52.1	44.2	ON	0.130303	0.110758	4/19/10
					PN	0.130303	0.110758	
Dividends	2/9/10	2/26/10	365.2	365.2	ON	0.913892	0.913892	10/25/10
					PN	0.913892	0.913892	
Dividends	2/9/10	2/26/10	365.2	365.2	ON	0.913892	0.913892	4/19/10
					PN	0.913892	0.913892	

Telesp

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends	3/18/11	3/18/11	264.8	264.8	ON	0.490765	0.490765	Until 12/21/11
					PN	0.539842	0.539842	
Dividends	3/18/11	3/18/11	1,429.3	1,429.3	ON	2.648987	2.648987	5/20/11
					PN	2.913886	2.913886	

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital	12/14/10	12/30/10	202.0	171.7	ON	0.374376	0.318219	5/20/11
					PN	0.411813	0.350041	
Interest on Own Capital	9/29/10	9/30/10	390.0	331.5	ON	0.722805	0.614384	12/13/10
					PN	0.795085	0.675823	
Dividends	9/29/10	9/30/10	196.4	196.4	ON	0.363914	0.363914	12/13/10
					PN	0.400305	0.400305	
Dividends	4/7/10	4/7/10	451.6	451.6	ON	0.837055	0.837055	12/13/10
					PN	0.920760	0.920760	
Dividends	4/7/10	4/7/10	800.0	800.0	ON	1.482677	1.482677	4/26/10
					PN	1.630944	1.630944

Earnings Release - 2Q11
Telecomunicações de São Paulo S/A - TELESP
São Paulo, July 27, 2011

ADDITIONAL NOTES

Recent Corporate Events.

On June 14, 2011, the management of Telecomunicações de São Paulo S.A. – Telesp ("Telesp") and Vivo Participações S.A. ("Vivo Part." and, in conjunction with Telesp and Vivo S.A., the "Companies") approved a corporate restructuring.

This corporate restructuring, which aims to continue the process of simplifying the Companies' current organizational structure, was approved on April 27, 2011 by the Extraordinary Shareholders' Meetings of both Companies and was designed to: (i) concentrate SMP authorizations (currently held by Vivo Part. and Vivo S.A.), unifying operations and the SMP Authorization Agreements in a single company (Vivo S.A.) and (ii) streamline the current corporate structure, eliminating Vivo Part. (now a wholly-owned Telesp subsidiary) from the corporate chain. Vivo Part., with the above-mentioned concentration of authorizations, will become a holding company through the merger of all the assets of Vivo Part. by Telesp. Immediately following this operation, Telesp will merge all the equity of Vivo Part., with the latter's consequent extinction, thereby further simplifying and streamlining the Companies' cost structure.

The restructuring is scheduled for conclusion in the second half of 2011.

More information is available on the Company's investor relations site: http://www.telefonica.com.br/investidores.

Share auction.

On June 28, Telesp announced the total number of common and preferred shares resulting from the fractions arising from the corporate restructuring between the Company and Vivo Participações S.A. approved on April 27, 2011 and auctioned on the BM&FBOVESPA S.A on June 20 and 27, 2011, as well as the respective amounts per share to be paid to the shareholders *pro rata* the fractions they detained prior to the auctions.

In all, 302,205 common shares and 429,472 preferred shares were offered and sold at R$40.0999139 per common share and R$45.1253577 per preferred share.

The proceeds from the sale of the common and preferred shares traded up to the June 27, 2011 auction were made available to those shareholders with fraction credits as of July 4, 2011.

More information is available on the Company's investor relations site: http://www.telefonica.com.br/investidores.

Earnings Release - 2Q11
Telecomunicações de São Paulo S/A - TELESP
São Paulo, July 27, 2011

BALANCE SHEET - MOBILE AND FIXED

R$ million *(with intercompanies)*	Consolidated June/11	Combined December/10	Δ%
ASSETS	67,408.7	62,235.7	8.3
Current assets	11,128.0	11,299.5	(1.5)
Cash and cash equivalents	2,660.0	3,697.5	(28.1)
Net accounts receivable from customers	4,901.9	4,712.1	4.0
Supply	528.3	365.4	44.6
Decoverable taxes	1,775.1	1,662.7	6.8
Bail of legal proceedings	135.2	138.9	(2.6)
Derivatives operations	0.3	0.2	54.8
Prepaid expenses	686.0	224.3	205.9
Credit from associated companies	46.7	172.8	(73.0)
Other assets	394.5	325.6	21.2
Non-Current Assets	56,280.6	50,936.2	10.5
Long-term assets	4,868.0	6,835.2	(28.8)
Accounts receivable from customers	80.3	67.3	19.3
Financial Investments	106.9	93.0	15.0
Decoverable taxes	1,244.7	1,364.8	(8.8)
Deffered taxes	-	2,293.4	(100.0)
Bail of legal proceedings	3,148.7	2,711.8	16.1
Derivatives operations	75.8	108.0	(29.9)
Credit from associated companies	22.2	16.5	34.2
Other assets	189.4	180.4	5.0
Investments	45.0	100.8	(55.4)
Net Permanent Assets	16,228.4	16,525.1	(1.8)
Net Intangible	35,139.2	27,475.0	27.9
LIABILITIES	67,408.7	62,235.7	8.3
Current liabilities	13,460.8	11,815.6	13.9
Payroll and related charges	551.6	590.3	(6.6)
Suppliers	4,886.1	5,618.0	(13.0)
Taxes	1,916.6	1,846.6	3.8
Loans and financing	1,518.7	903.0	68.2
Debentures	371.7	233.1	59.5
Dividends and interest on capital	1,786.5	943.6	89.3
Provisions	398.7	360.3	10.6
Derivatives operations	125.3	53.0	136.3
Payables to associated companies	42.3	52.8	(19.9)
Deferred revenues	725.4	651.9	11.3
Other liabilities	1,137.9	563.0	102.1
Non-Current Liabilities	11,074.8	7,530.4	47.1
Taxes	1,513.5	1,228.3	23.2
Deferred taxes	3,669.1	-	n.d.
Loans and financing	2,950.1	3,389.6	(13.0)
Debentures	880.7	1,214.0	(27.5)
Provisions	1,615.9	1,295.3	24.8
Derivatives operations	103.3	109.4	(5.5)
Payables to associated companies	4.7	10.7	(56.7)
Deferred revenues	117.1	60.6	93.2
Other liabilities	220.4	222.5	(0.9)
Minority interest	9.1	-	n.d.
Shareholders' equity	42,863.9	42,889.7	(0.1)
Capital Stock	37,798.1	37,798.1	-
Capital Reserve	2,781.3	2,733.6	1.7
Profit Reserve	659.6	659.6	-
Retained earnings	1,618.3	0.0	n.d.
Other comprehensive income	6.7	4.4	51.8
Additional dividends proposed	0.0	1,694.1	n.d.

Telefónica | vivo

Earnings Release - 2Q11
Telecomunicações de São Paulo S/A - TELESP
São Paulo, July 27, 2011

TARIFFS - FIXED VOICE BUSINESS

LOCAL SERVICE TARIFFS
(R$ - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephony	Local Pulse	Local Minute	
		Residential	Non-residential	Trunk Line	Credit		Basic	PASOO
Jul 3, 2005	88.01	38.13	62.52	62.52	0.1165	0.14728		
Jul 14, 2006	106.81	37.98	65.12	65.12	0.1160	0.14672	0.09557	0.03667
Jul 20, 2007	109.16	38.80	66.55	66.55	0.1185	0.14995	0.09767	0.03747
Jul 24, 2008	112.44	39.97	68.56	68.56	0.1215	n.a.	0.10060	0.03859
Sep 16, 2009	113.53	40.35	69.22	69.22	0.1225	n.a.	0.10158	0.03899
Oct 8, 2010	114.28	40.60	69.67	69.67	0.1230	n.a.	0.10224	0.03924

DLD TARIFFS
(R$ - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jul 3, 2005	0.155	0.248	0.340	0.414
Jul 20, 2006	0.143	0.221	0.310	0.414
Jul 20, 2007	0.146	0.224	0.320	0.414
Jul 24, 2008	0.146	0.228	0.340	0.428
Sep 16, 2009	0.146	0.228	0.340	0.437
Oct 8, 2010	0.14658	0.22902	0.34189	0.44009

INTERCONNECTION TARIFFS
(R$ - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-Mobile
	TU-RL	TU-RIU	VUM
Jun 12, 2005			0.36564-0.43513
Jul 3, 2005	0.045	0.121	
Jan 1, 2006	0.036	0.095 (*)	
Mar 31, 2006			
Jul 14, 2006	0.035		
Jul 20, 2006	0.028	0.10185(*)	
Jul 20, 2007	0.029	0.10185(*)	0.37387-0.44493
Jul 24, 2008	0.030	0.11601(*)	0.39603-0.47130
Sep 16, 2009	0.03008	0.11573(*)	
Feb 13, 2010			0.39868-0.47130
Oct 8, 2010	0.02792	0,11737 (*)	

(*) Average of the 4 time-periods.

FIXE-TO-MOBILE TARIFFS
(R$ - including taxes, per minute, without discounts)

Fixed-Mobile		
VC-1	VC-2	VC-3
0.65714-0.73486		
	1.462	1.663
0.67875-0.75903	1.510	1.718
0.69918-0.78187	1.555	1.770
0.70601-0.78950	1.57055	1.78699

Notes:

a) Effective as of October 8, 2010, the maximum Local Service Basic Plan net tariffs, as per Anatel Edict 6419 of October 5, 2010, was increased by 0.66% throughout sectors 31, 32 and 34, incorporating the productivity gain of 2.633%, in accordance with the Concession Agreement.

b) Effective as of October 8, 2010, the maximum Domestic Long-Distance Service, as per Anatel Edict 6418 of October 5, 2010, was increased by an average of 0.66% throughout sectors 31, 32 and 34, incorporating the productivity gain of 2.633%, in accordance with the Concession Agreement.

c) Effective as of February 13, 2010, the Fixed-to-Mobile tariffs, as per Anatel Edict 971 of February 9, 2010, were increased by 0.98% for calls between fixed and mobile phones (VC1, VC2 and VC3) throughout the Telesp concession area, sectors 31, 32 and 34 of Region III, accompanied by a 0.67% increase in the fixed-mobile interconnection tariffs (VUM), relative to VC1, VC2 and VC3.

Earnings Release - 2Q11
Telecomunicações de São Paulo S/A - TELESP
São Paulo, July 27, 2011

2Q11 Conference Call

In English

Date: Wednesday, July 27, 2011

Time: 11:00 am (Brasília) and 10:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: VIVO

Webcast: http://webcast.mz-ir.com/publico.aspx?codplataforma=2881

A replay of the conference call can be accessed until August 5, 2011, by dialing +1 (412) 317-0088, Code: 10001630# or by visiting our website.

TELESP – Investor Relations
Gilmar Roberto Camurra
Cristiane Barretto Sales
Carlos Raimar Schoeninger
Luis Carlos Plaster
Maria Tereza Ali Pelicano David

Chucri Zaidam, 860 – Morumbi – SP – 04583-110
Phone: +55 11 7420-1172
Email: ri.telefonicabr@telefonica.com.br and ir@vivo.com.br

More information is available on the Company's website: http://www.telefonica.com.br/investidores.

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

Earnings Release - 2Q11
Telecomunicações de São Paulo S/A - TELESP
São Paulo, July 27, 2011

ANNEX 1

COMBINED INCOME STATEMENT - MOBILE AND FIXED

R$ million	1Q10	2Q10	3Q10	4Q10	Accumulated 2010
Gross operating revenues	10,850.7	11,323.0	11,566.5	11,945.8	45,686.0
Net Operating Revenues	7,489.6	7,712.8	7,897.0	8,186.2	31,285.6
Mobile	3,684.6	3,912.0	4,028.4	4,292.1	15,917.1
Fixed	3,805.0	3,800.8	3,868.6	3,894.1	15,368.5
Operating costs	(4,940.4)	(4,906.1)	(5,062.7)	(5,084.3)	(19,993.5)
Personnel	(468.6)	(500.2)	(513.1)	(707.2)	(2,189.0)
Costs of services rendered	(2,391.2)	(2,390.6)	(2,400.2)	(2,404.3)	(9,586.4)
Interconnection	(1,159.6)	(1,127.7)	(1,109.3)	(1,122.7)	(4,519.3)
Taxes and contributions	(373.3)	(364.8)	(373.6)	(381.7)	(1,493.5)
Third-party services	(602.9)	(639.0)	(646.9)	(639.3)	(2,528.0)
Others	(255.4)	(259.1)	(270.4)	(260.6)	(1,045.6)
Cost of goods sold	(461.8)	(430.2)	(473.4)	(439.5)	(1,805.0)
Selling expenses	(1,321.3)	(1,425.0)	(1,388.1)	(1,463.0)	(5,597.4)
Provision for bad debt	(157.1)	(149.9)	(123.9)	(125.0)	(556.0)
Third-party services	(995.8)	(1,132.8)	(1,134.3)	(1,211.9)	(4,474.7)
Others	(168.4)	(142.2)	(130.0)	(126.1)	(566.7)
General and administrative expenses	(296.1)	(336.4)	(319.0)	(344.0)	(1,295.6)
Third-party services	(244.2)	(282.5)	(268.4)	(281.9)	(1,077.1)
Others	(51.9)	(53.9)	(50.6)	(62.1)	(218.5)
Other operating revenue (expenses), net	(5.8)	172.6	35.5	274.7	476.9
Investment gains (losses)	4.5	3.7	(4.4)	(0.9)	2.9
EBITDA	2,549.2	2,806.7	2,834.3	3,101.9	11,292.1
Margin %	34.0%	36.4%	35.9%	37.9%	36.1%
Depreciation and Amortization	(1,315.7)	(1,301.7)	(1,042.3)	(1,035.1)	(4,694.9)
EBIT	1,233.5	1,504.9	1,791.9	2,066.8	6,597.2
Net Financial Income	(92.1)	(142.3)	(76.6)	(142.9)	(454.0)
Financial Revenues	258.4	158.4	181.2	108.5	706.5
Income from Financial Transactions	76.8	65.6	76.0	100.3	318.8
Monetary and exchange variations	74.7	57.2	62.9	20.3	215.1
Other financial revenues	106.8	37.2	42.3	24.8	211.1
(-) Pis and Cofins taxes	0.0	(1.6)	-	(36.9)	(38.5)
Financial Expenses	(350.5)	(300.7)	(257.8)	(251.4)	(1,160.5)
Financial Expenses	(287.5)	(255.7)	(213.9)	(227.4)	(984.6)
Monetary and exchange variations	(63.8)	(46.9)	(44.1)	(20.0)	(174.9)
Other financial expenses	0.8	1.9	0.2	(3.9)	(1.0)
Taxes	(464.5)	(478.3)	(466.0)	(441.7)	(1,850.6)
Net income	676.9	884.4	1,249.3	1,482.2	4,292.7

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	July 27, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director